Exhibit 1
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                                  ANNOUNCEMENT

                              WPP GROUP PLC ("WPP")
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WPP was informed  today that on 30 December 2005, Mr  Christopher  Mackenzie,  a non-executive director of the Company purchased 2,000 WPP American Depositary Receipts (ADRs) at a price of $53.95 per ADR. Mr Mackenzie's holding in WPP shares is now the equivalent of 30,000 WPP ordinary shares.

3 January 2006